April 16, 2021
Touchstone VS Moderate ETF Fund
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

Touchstone VS Balanced Fund
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

Re:    Reorganization of Touchstone VS Moderate ETF Fund into Touchstone VS Balanced Fund

Ladies and Gentleman:

You have requested our opinion regarding certain U.S. federal income tax consequences of the reorganization of Touchstone VS Moderate ETF Fund (the “Target Fund”), a series of Touchstone Variable Series Trust (the “Trust”), a Massachusetts business trust, into the Touchstone VS Balanced Fund (the “Acquiring Fund,” and collectively with the Target Fund, the “Funds” and each a “Fund”), a series of the Trust.

Pursuant to a reorganization (the “Reorganization”), the Acquiring Fund will acquire all of the assets and assume all of the liabilities of the Target Fund in exchange solely for shares of beneficial interest in the Acquiring Fund (“Acquiring Fund Shares”) pursuant to an Agreement and Plan of Reorganization (“Agreement”) entered into by the Acquiring Fund, the Target Fund, and Touchstone Advisors, Inc. (for purposes of paragraph 9.1 only of the Agreement). Specifically, the Funds have requested our opinion that the consummation of the Reorganization will qualify as a “reorganization” (as defined in section 368(a)).1

In rendering this opinion, we have examined (1) the Agreement and (2) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties set forth in the Agreement and on the statements and representations of officers and other representatives of the Acquiring Fund and the Target Fund (collectively, “Representations”). We have assumed that any Representation made based on “knowledge” or “to the knowledge and belief” (or similar qualifications) of any person or party is, and at
1 All “section” references are to the Internal Revenue Code of 1986, as amended (the “Code”), unless otherwise noted, and all “Treas. Reg. §” references are to the regulations under the Code (“Regulations”).

K&L GATES LLP
300 SOUTH TRYON STREET SUITE 1000 CHARLOTTE NC 28202
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Touchstone VS Moderate ETF Fund
Touchstone VS Balanced Fund
April 16, 2021

the Closing Date (as defined in the Agreement) will be, correct without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

    Based solely on the facts and Representations set forth in the reviewed Documents and the Representations of officers of the Trust, and conditioned on (i) those Representations being true on the Closing Date of the Reorganization and (ii) the Reorganization being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof), our opinion with respect to the federal income tax consequences of the Reorganization is as follows.

    1.    The Reorganization will be a reorganization under section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund will each be a party to a reorganization under section 368(b) of the Code.

    2.    No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to, and the assumption of all of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares, followed by the distribution of those Acquiring Fund Shares to the Target Fund’s shareholders in liquidation of the Target Fund.

    3.    No gain or loss will be recognized by the Acquiring Fund on the receipt of the Target Fund's assets and the assumption of its liabilities in exchange solely for the Acquiring Fund Shares.

    4.    The basis of the Target Fund's assets in the hands of the Acquiring Fund will be the same as the basis of such assets in the Target Fund's hands immediately prior to the Reorganization.

    5.    The Acquiring Fund's holding period in the assets to be received from the Target Fund will include the Target Fund's holding period in such assets (except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating an asset’s holding period).

    6.    The Target Fund’s shareholders will recognize no gain or loss on the exchange of their shares of beneficial interest in the Target Fund (“Target Fund Shares”) for Acquiring Fund Shares in the Reorganization.

Touchstone VS Moderate ETF Fund
Touchstone VS Balanced Fund
April 16, 2021

    7.    The Target Fund’s shareholders’ aggregate basis in the Acquiring Fund Shares to be received by them will be the same as their aggregate basis in the Target Fund Shares to be surrendered in exchange therefor.

    8.    The holding period of the Acquiring Fund Shares to be received by the Target Fund’s shareholders will include the holding period of the Target Fund Shares to be surrendered in exchange therefor, provided those Target Fund Shares were held as capital assets on the date of the Reorganization.

    Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies only if each Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if any Fund is insolvent. Finally, our opinion is solely for the information and use of the addressees and their shareholders and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,
/s/ K&L Gates LLP

K&L Gates LLP